[redacted]

06050229

'URITIES ... COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
8- 49789

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Montgomery & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
100 Wilshire Blvd., Suite 400
(No. and Street)

Santa Monica	**CA**	**94010**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin Higgins **(310) 455-6956**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

725 South Figueroa Street	**Los Angeles**	**CA**	**90017**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
OCT 30 2006
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 22 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Kevin Higgins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Montgomery & Co., LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COURTNEY E. KINKER
Commission # 1568424
Notary Public - California
Los Angeles County
My Comm. Expires Apr 11, 2009

Signature

Chief Financial Officer

Title

Notary Public

March 9, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Los Angeles } ss.

On March 9 2006 before me, Courtney E. Kinker,
Date — Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared Kevin P. Higgins,
Name(s) of Signer(s)

☐ personally known to me

☒ proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

COURTNEY E. KINKER
Commission # 1568424
Notary Public - California
Los Angeles County
My Comm. Expires Apr 11, 2009

Place Notary Seal Above

WITNESS my hand and official seal.

[signature]
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______
☐ Individual
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______

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Signer's Name: ______
☐ Individual
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______

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Montgomery & Co., LLC
(a Delaware limited liability company)

Financial Statements
and Supplemental Information

Year Ended December 31, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017

Phone: (213) 977-3200
www.ey.com

Report of Independent Registered Public Accounting Firm

The Members
Montgomery & Co., LLC

We have audited the accompanying statement of financial condition of Montgomery & Co., LLC (the Company) as of December 31, 2005, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Montgomery & Co., LLC at December 31, 2005, and the results of its operations, changes in its members' equity and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

January 31, 2006, except for Note 9 as to
which the date is March 7, 2006

Montgomery & Co., LLC

(a Delaware limited liability company)

Statement of Financial Condition

December 31, 2005

Assets	
Cash and cash equivalents	$ 9,716,207
Accounts receivable	1,215,771
Investments, at fair value (cost of $207,319)	262,120
Fixed assets, net of accumulated depreciation of $751,843	4,286,250
Prepayments and other assets	434,267
Total assets	$ 15,914,615
Liabilities and members' equity	
Liabilities:	
Bonus payable	$ 6,548,751
Deferred rent	1,358,268
Accrued expenses and other liabilities	837,095
Distributions payable to members	555,733
Total liabilities	9,299,847
Commitments	
Members' equity	6,614,768
Total liabilities and members' equity	$ 15,914,615

See accompanying notes.

Montgomery & Co., LLC
(a Delaware limited liability company)

Statement of Operations

Year Ended December 31, 2005

Revenues:	
Investment banking fees	$ 20,832,573
Trading commissions	255,058
Realized gain on investments	338,941
Net change in unrealized gain on investments	54,801
Other income	156,275
Total revenues	21,637,648
Expenses:	
Personnel	19,064,863
Travel and entertainment	733,232
Rent	1,128,862
Professional fees	1,002,548
Marketing and advertising	1,185,466
Depreciation	400,260
Trading transaction fees	113,028
Bad debt	158,189
Other general and administrative	3,493,541
Total expenses	27,279,989
Net loss	$ (5,642,341)

See accompanying notes.

Montgomery & Co., LLC
(a Delaware limited liability company)

Statement of Changes in Members' Equity

Year Ended December 31, 2005

Balance at December 31, 2004	$ 3,952,469
Contributions	10,237,448
Distributions	(1,932,808)
Net loss	(5,642,341)
Balance at December 31, 2005	$ 6,614,768

See accompanying notes.

Montgomery & Co., LLC
(a Delaware limited liability company)

Statement of Cash Flows

Year Ended December 31, 2005

Operating activities	
Net loss	$ (5,642,341)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	400,260
Changes in operating assets and liabilities:	
Decrease in accounts receivable	750,290
Increase in prepayments and other assets	(75,727)
Increase in bonus payable	101,858
Increase in deferred rent	952,020
Decrease in accrued expenses and other liabilities	(132,980)
Increase in distributions payable to members	195,733
Net cash used in operating activities	(3,450,887)
Investing activities	
Purchase of investments	(88,170)
Purchase of fixed assets	(4,077,375)
Proceeds from disposal of fixed assets	4,583
Net cash used in investing activities	(4,160,962)
Financing activities	
Contributions	10,237,448
Distributions	(1,932,808)
Net cash provided by financing activities	8,304,640
Net increase in cash	692,791
Cash and cash equivalents at beginning of year	9,023,416
Cash and cash equivalents at end of year	$ 9,716,207

See accompanying notes.

Montgomery & Co., LLC
(a Delaware limited liability company)

Notes to Financial Statements

December 31, 2005

1. Organization

Montgomery & Co., LLC (the Company) is a limited liability company organized pursuant to Delaware Limited Liability Company Law. The Company was formed on July 15, 1996.

The Company is an investment bank focused on merger and acquisition and private placement advisory services for growth companies in the healthcare, information technology, communications, and media industries. Additionally, the Company provides equity capital markets services. These services include publishing analyst research in the areas of medical technology, biotechnology and specialty pharma, semiconductors and digital media technology, software, and wireless technology, and a sales trading department for institutional investors with a focus on growth stocks in the technology, healthcare and media industries.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD) and various state regulatory agencies.

2. Significant Accounting Policies

Basis of Accounting

The Company uses the accrual basis of accounting. Accordingly, income and expenses are recorded as earned and incurred, respectively.

Cash and Cash Equivalents

Cash and cash equivalents consist of amounts on deposit with major financial institutions and highly liquid investments with a maturity of three months or less.

Revenue Recognition

Brokerage fees and investment banking revenues are recognized at the time the related transactions are closed. Trading commissions are recognized on trade date.

2. Significant Accounting Policies (continued)

Fixed Assets

Fixed assets are stated at cost. Depreciation and amortization are provided on the straight-line method over the estimated useful lives of the assets, ranging from three to five years, or the lease term, whichever is longer. Expenditures for repairs and maintenance are charged to expense as incurred while renewals and improvements are capitalized. Useful lives by asset category are as follows:

Computers and equipment	3-5 years
Furniture and fixtures	3-5 years
Leasehold improvements	Estimated useful life or remaining lease term, whichever is longer

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Valuation of Investments

At December 31, 2005, investments are stated at fair value. In making the valuation of its long-term investments, the Company took into account the cost of the investment to the Company, developments since the acquisition of the investment, the quoted prices of similar securities that are publicly traded, and other factors pertinent to the valuation of the investment. For those investments held by the Company at December 31, 2005, for which there is no public market, the Company has relied on financial data and representations of the investee, on its own estimates and on projections made by the investee as to the effect of future developments. Because of the uncertainty of valuation, the estimated value may differ significantly from the value that would have been used had a ready market for the investment existed and the difference could be material. Net change in unrealized appreciation or depreciation on investments during the year is included in income or expense in the accompanying statement of operations.

3. Income Taxes

The Company is generally not subject to federal or state taxes and, accordingly, no provision for income taxes has been made in the accompanying financial statements. The members are required to report their proportionate share of income on their individual tax returns.

4. Related-Party Transactions

The Company charged an affiliate company, Digital Coast Ventures Corp., a rental fee of $3,600 for its portion of the office rental expense during 2005. This fee is offset against rent expense in the accompanying statement of operations.

In 2005, the Company charged another affiliate company, Palomar Ventures Management, LLC (Palomar), a rental fee of $111,622 under a sublease agreement as described in Note 8. This fee is offset against rent expense in the accompanying statement of operations.

5. Fixed Assets

Fixed assets consist of the following at December 31, 2005:

Computers and equipment	$ 585,557
Furniture and fixtures	692,972
Leasehold improvements	3,759,564
Less accumulated depreciation	(751,843)
	$ 4,286,250

6. Deferred Rent

The Company leases office facilities and equipment under various operating lease arrangements. These leases contain rent escalation clauses (step rents) that require additional rental amounts in the later years of the lease term. Rent expense for leases with step rents is recognized on a straight-line basis over the minimum lease term. The excess or deficit of rent expense recognized over rent paid is recorded as an increase or decrease to deferred rent in the accompanying statement of financial condition.

6. Deferred Rent (continued)

In addition, in connection with the lease agreement entered into by the Company on its San Francisco premises on January 5, 2005, the Company received a tenant leasehold improvement allowance in the amount $754,040, which is recorded as deferred rent and is amortized on a straight-line basis over the lease term with the amortization being treated as a reduction to rent expense.

7. Allocations of Profits and Distributions

Profits and losses are allocated to members in accordance with the provisions set forth in the Company's operating agreement (the Agreement), as restated. Distributions payable to members at December 31, 2005, represent distributions to be paid to members in respect of a "Preferred Return," as defined in the Agreement, calculated at a rate of 6% per annum on the average daily capital contribution of such member.

8. Commitments

At December 31, 2005, the Company was obligated under noncancelable operating leases for office spaces, through June 30, 2015, on which the annual minimum lease payments are as follows:

Year ending December 31:	
2006	$ 1,068,674
2007	1,341,955
2008	1,374,860
2009	1,409,200
2010	1,443,662
Thereafter	2,374,164
	$ 9,012,515

For its San Francisco premises, the Company has delivered a $263,796 letter of credit to the landlord, as protection for the full and faithful performance by the Company for all of its obligations under the lease agreement and for all losses and damages the landlord may suffer. No amounts have been used against the letter of credit as of December 31, 2005.

8. Commitments (continued)

In 2001, the Company entered into an agreement to sublease part of its office facilities to its affiliate, Palomar, for a term of four years, renewable annually thereafter until December 31, 2010. Palomar elected not to renew its sublease beyond the initial four-year term, which expired on February 28, 2005; however, the Company subleased the facilities to Palomar through July 31, 2005, on a month-to-month basis. The total rent expense net of the charges to an affiliate company and the sublease income for the year ended December 31, 2005, was $1,128,862.

9. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, will not exceed 15 to 1. Summarized net capital information for the Company at December 31, 2005, is as follows:

Net capital	$ 664,601
Required net capital	529,439
Excess net capital	$ 135,162
Ratio of aggregate indebtedness to net capital	11.95 to 1

Supplemental Information

Schedule I

Montgomery & Co., LLC
(a Delaware limited liability company)

Computation of Net Capital
Pursuant to Uniform Net Capital Rule 15c3-1

December 31, 2005

Credits – members' equity	$ 6,614,768
Debits – nonallowable assets:	
Accounts receivable, non broker-dealers	1,149,111
Investments *(nonmarketable securities)*	207,319
Fixed assets	4,286,250
Other assets	299,267
	5,941,947
Haircuts on securities positions	(8,220)
Net capital	664,601
The greater of 6-2/3% of aggregate indebtedness or $ 250,000	529,439
Excess net capital	$ 135,162
Ratio of aggregate indebtedness to net capital	11.95 to 1
Total liabilities	$ 9,299,847
Deferred rent	(1,358,268)
Aggregate indebtedness	$ 7,941,579

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's amended unaudited December 31, 2005 Part IIA Focus filed by the Company on March 7, 2006.

See Report of Independent Registered Public Accounting Firm.

Montgomery & Co., LLC
(a Delaware limited liability company)

December 31, 2005

1. Computation of Reserve Requirements Pursuant to rule 15c3-3:

   Not applicable because the Company has complied with the exemptive provisions of rule 15c3-3 (k)(2)(ii).

2. Information Relating to Possession or Control Requirements Under rule 15c3-3:

   Not applicable because the Company has complied with the exemptive provisions of rule 15c3-3 (k)(2)(ii).

ERNST & YOUNG

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017

Phone: (213) 977-3200
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

The Members
Montgomery & Co., LLC

In planning and performing our audit of the financial statements and supplemental schedules of Montgomery & Co., LLC (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control off all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

January 31, 2006